UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: December 23, 2010

Exhibit Index
Exhibit 99.1 — Press Release
Exhibit 99.2 — Press Release

Exhibit 99.1
The9 Limited Announces Software License Agreement with OpenFeint Inc.
Shanghai, China — December 21, 2010. The9 Limited (NASDAQ: NCTY) (“The9”), an online game operator and developer in China, announced today that it has, through a wholly-owned subsidiary, entered into an agreement with OpenFeint Inc. (“OpenFeint”) for a five-year license to use OpenFeint’s mobile social gaming network software in China.
The OpenFeint software is one of the most successful mobile social gaming network software for iOS and Android devices. OpenFeint’s developer SDK is a toolkit that can be integrated in any iOS and Android based game. More than 13,000 mobile game developers are registered to integrate OpenFeint’s SDK into their games and there are over 50 million registered users and approximately 4,000 games in the Apple App Store and Google Market running on OpenFeint’s platform.
By using OpenFeint’s software, The9, along with its cooperating partners, including mobile telecommunication carriers, application shops, game developers and other participants, will build and operate a mobile social gaming network on mobile internet in China.
Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented, “We are very pleased to introduce OpenFeint’s software to Chinese mobile game developers and users. As the world’s leading social mobile gaming network software, OpenFeint’s software combines both social networking and gaming features that have great potential for development in China. We believe that our mobile social gaming network in China can deliver to our users, fantastic contents and an overall exhilarating gaming experience.”
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, EA SPORTS™ FIFA Online 2, Atlantica and Kingdom Heroes 2 Online, as well as its proprietary games World of Fighter and Winning Goal, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Free Realms, Planetside Next and others. In addition, The9 is developing various proprietary games, including Shen Xian Zhuan, FireFall and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com

Exhibit 99.2
The9 Limited Announces Formation of Mobile Internet Development Fund with
Three Institutional Funds
Shanghai, China — December 21, 2010. The9 Limited (NASDAQ: NCTY) (“The9”), an online game operator and developer in China, announced today that it has entered into a non-binding memorandum of understanding with Chengwei Ventures, ChinaRock Capital Management and China Renaissance K2 Ventures with respect to the formation of an investment fund (Fund9) with a total size of US$100,000,000.
Fund9 will focus on investments in both domestic and overseas mobile internet application and platform developers. All mobile internet application and platform project proposals can be directly submitted online to the fund investment committee for evaluation. Fund9’s fund investment committee will be composed of members appointed by the four fund investors mentioned above.
Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented, “Mobile internet application and platform has become a significant part of the mobile and internet industry with a rapidly growing number of smart phone users, especially in China. We noticed that there are many talented and creative domestic development teams in need of support during their development. If they receive financial and other support such as marketing, operation and administration, their chance of success will be much higher. I believe Fund9 has a unique opportunity to provide such support to these talented developers who will be able to launch more advanced mobile applications that will ultimately benefit all mobile internet users. We will also target talented overseas mobile internet application and platform developers with the ultimate goal of bringing the best products to China.”
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, EA SPORTS™ FIFA Online 2, Atlantica and Kingdom Heroes 2 Online, as well as its proprietary games World of Fighter and Winning Goal, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Free Realms, Planetside Next and others. In addition, The9 is developing various proprietary games, including Shen Xian Zhuan, FireFall and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com